Ecopetrol S.A. Completes Redemption of its 5.375% Notes due 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) informs that today it completed the redemption of the aggregate principal amount outstanding of its 5.375% notes due 2026, which were originally issued in 2015. The repurchase price of this bond was USD 1,007.63 for each USD 1,000 of principal outstanding, amounting to USD 450,579,892 for the aggregate principal amount outstanding, plus accrued interest up to the date.

With this early payment, the aggregate principal amount outstanding of the Company’s 5.375% notes due 2026 has been completely redeemed, mitigating the Company’s refinancing risk until 2028. This action aligns with the objectives of the financial plan and reaffirms Ecopetrol S.A.'s commitment to proactively manage the refinancing of maturities in 2026, as previously announced by the Company on October 22 and 28, 2024, through communications published via this same medium.

Bogota D.C., November 21, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co